As filed with the Securities and Exchange Commission on September 29, 2000

                                             Securities Act File No. 333-34836
                                     Investment Company Act File No. 811-09191

===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                          --------------------------

                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                          --------------------------

[ ]                      Pre-Effective Amendment No.
[X]                     Post-Effective Amendment No. 1
                       (Check appropriate box or boxes)
                          --------------------------

                      MuniHoldings Insured Fund II, Inc.
              (Exact Name of Registrant as Specified in Charter)
                          --------------------------
                                (609) 282-2800
                       (Area Code and Telephone Number)
                          --------------------------
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)
                          --------------------------
                                Terry K. Glenn
                      MuniHoldings Insured Fund II, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
                               Mailing Address:
                P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)
                          --------------------------
                                  Copies to:

       Frank P. Bruno, Esq.                     Michael J. Hennewinkel, Esq.
         BROWN & WOOD LLP                           FUND ASSET MANAGEMENT
      One World Trade Center                       800 Scudders Mill Road
   New York, New York 10048-0557              Plainsboro, New Jersey 08543-9011


     This Post-Effective Amendment consists of the following:

          (1) Facing Sheet of the Registration Statement.
          (2) Part C to the Registration Statement (including signature page).

Parts A and B are incorporated herein by reference from Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-34836) filed on May 24, 2000.

     This Amendment is being filed solely to file as Exhibit No. 12 to this Registration Statement the Private Letter Ruling from the Internal Revenue Service.


                                    PART C

                               OTHER INFORMATION

ITEM 15. INDEMNIFICATION.

     Section 2-418 of the General Corporation Law of the State of Maryland,
Article VI of the Registrant's Articles of Incorporation, which was previously filed as an exhibit to the Common Stock Registration Statement (as defined below), Article VI of the Registrant's By-Laws, which was previously filed as an exhibit to the Common Stock Registration Statement, and the Investment Advisory Agreement, a form of which was previously filed as an exhibit to the Common Stock Registration Statement, provide for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act"), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     Reference is made to (i) Section 6 of the Purchase Agreement relating to the Registrant's Common Stock, a form of which was filed as an exhibit to the Common Stock Registration Statement, and (ii) Section 7 of the Purchase Agreement relating to the Registrant's AMPS, a form of which was filed as an exhibit to the AMPS Registration Statement (as defined below), for provisions relating to the indemnification of the underwriter.

ITEM 16.  EXHIBITS.

1       (a)   -- Articles of Incorporation of the Registrant, dated December 28, 1998. (a)
        (b)   -- Form of Articles  Supplementary  creating the Registrant's  Series A AMPS and the Registrant's Series B
                    AMPS. (b)
        (c)   -- Form of Articles Supplementary creating the Registrant's Series C AMPS. (c)
2             -- By-Laws of the Registrant.(a)
3             -- Not Applicable.
4             -- Form of Agreement and Plan of  Reorganization  among the Registrant and MuniHoldings  Insured Fund III,
                    Inc., and  MuniHoldings  Insured Fund IV, Inc.  (included as Appendix II to the Joint Proxy  Statement and
                    Prospectus contained in this Registration Statement)
5       (a)   -- Copies of  instruments  defining the rights of  stockholders,  including  the relevant  portions of the
                    Articles of Incorporation and the By-Laws of the Registrant. (d)
        (b)   -- Form of specimen certificate for the Common Stock of the Registrant. (e)
        (c)   -- Form of specimen certificate for the AMPS of the Registrant. (b)
6             -- Form of Investment Advisory Agreement between Registrant and Fund Asset Management, L.P. (e)
7       (a)   -- Form of Purchase Agreement for the Common Stock of the Registrant. (e)
        (b)   -- Form of Purchase Agreement for the AMPS of the Registrant. (b)
        (c)   -- Form of Merrill Lynch Standard Dealer Agreement. (e)
8             -- Not applicable.
9             -- Custodian Contract between the Registrant and State Street Bank and Trust Company. (e)
10            -- Not applicable.
11            -- Opinion and Consent of Brown & Wood LLP, counsel for the Registrant. (f)
12            -- Private Letter Ruling from the Internal Revenue Service.
13      (a)   -- Form of Registrar,  Transfer Agency and Service  Agreement between the Registrant and State Street Bank and Trust Company. (e)
        (b)   -- Form of Auction Agent Agreement between the Registrant and The Bank of New York.(b)
        (c)   -- Form of Broker-Dealer Agreement. (b)
        (d)   -- Form of Letter of Representations. (b)
14            -- Consent of Ernst & Young LLP, independent auditors for the Registrant. (f)
15            -- Not applicable.
16            -- Power of Attorney. (g)
17      (a)   -- Letter to Stockholders of each Fund. (f)
        (b)   -- Question and Answer Sheet. (f)

______________
(a) Incorporated herein by reference from the Registrant's initial Registration Statement under the Securities Act of 1933, as amended, on Form N-2 relating to the Registrant's Common Stock (File No. 333-70183), filed on January 6, 1999 (the "Common Stock Registration Statement").

(b) Incorporated herein by reference from the Registrant's initial Registration Statement under the Securities Act of 1933, as amended, on Form N-2 relating to the Registrant's Auction Market Preferred Stock (File No. 333-70183), filed on February 22, 1999 (the "AMPS Registration Statement").

(c) Filed on April 14, 2000, as an exhibit to the Registrant's Registration Statement on Form N-14 (File No. 333-34836) under the Securities Act of 1933, as amended (the "N-14 Registration Statement").

(d)  Reference is made to Article V, Article VI (sections 2, 3, 4, 5 and 6),
     Article VII, Article VIII, Article X, Article XI, Article XII and Article XIII of the Registrant's Articles of Incorporation, previously filed as Exhibit (a) to the Common Stock Registration Statement, to Article II,
     Article III (sections 1, 2, 3, 5 and 17), Article VI, Article VII,
     Article XII, Article XIII and Article XIV of the Registrant's By-Laws, previously filed as Exhibit (b) to the Common Stock Registration Statement, and to the Form of Articles Supplementary relating to the Registrant's Series A AMPS and Series B AMPS, previously filed as Exhibit
     (a)(2) to the AMPS Registration Statement. Reference is also made to the Form of Articles Supplementary relating to the Registrant's Series C AMPS, filed as Exhibit 1(c) hereto.

(e) Incorporated herein by reference from Pre-Effective Amendment No. 1 to the Common Stock Registration Statement, filed on February 23, 1999.

(f) Filed as an exhibit to Pre-Effective Amendment No. 1 to the N-14 Registration Statement.

(g) Included on the signature page of the N-14 Registration Statement filed on April 14, 2000 and incorporated herein by reference.


ITEM 17.  UNDERTAKINGS.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The Registrant undertakes to file, by post-effective amendment, either a copy of the Internal Revenue Service private letter ruling applied for or an opinion of counsel as to certain tax matters within a reasonable time after receipt of such ruling or opinion.

                                  SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 29th day of September, 2000.

                                     MUNIHOLDINGS INSURED FUND II, INC.
                                                (Registrant)

                                     By:           /s/ Donald C. Burke
                                        ---------------------------------------
                                           (Vice President and Treasurer)

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signatures                       Title                          Date
        ----------                       -----                          ----

     TERRY K. GLENN*               President and Director
    ----------------               (Principal Executive Officer)
     (Terry K Glenn)

       DONALD C. BURKE*            Vice President and Treasurer
    -----------------              (Principal Financial and
    (Donald C. Burke)              Accounting Officer)

        JOE GRILLS*                Director
    -----------------
      (Joe Grills)

       WALTER MINTZ*               Director
    -----------------
     (Walter Mintz)

    ROBERT S. SALOMON, JR.*        Director
    -----------------------
    (Robert S. Salomon, Jr.)

     MELVIN R. SEIDEN*             Director
    ------------------
    (Melvin R. Seiden)

     STEPHEN B. SWENSRUD*          Director
    ---------------------
    (Stephen B. Swensrud)

       ARTHUR ZEIKEL*              Director
    -----------------
     (Arthur Zeikel)

   *By:  /s/ DONALD C. BURKE
        ---------------------
         (Donald C. Burke,                                   September 29, 2000
         Attorney-in-Fact)

                                                  Exhibit 12



Internal Revenue Service                           Department of the Treasury

Index Number:         368.00-00                    Washington, DC 20224

MuniHoldings Insured Fund 11, Inc.                 Person to Contact
Attn: Donald C. Burke                              Christopher Bass - 50-08512
Vice President and Treasurer                       Telephone Number
800 Scudders Mill Road                             (202) 622-7770
Plainsboro, NJ 08536                               Refer Reply To:
                                                   CC-CORP:2-PLR-1 08558-00
                                                   Date:
                                                   August 4, 2000



Legend:

Acquiring:    = MuniHoldings Insured Fund II, Inc. a Maryland Corporation EIN-
                22-3636347

Target Fund 1 = MuniHoldings Insured Fund III, Inc. a Maryland Corporation
                EIN: 22-3654897

Target Fund 2 = MuniHoldings Insured Fund IV, Inc. a Maryland Corporation EIN:
                22-3677662

State X       = Maryland

Dear Mr. Burke:

     This letter responds to your representative's April 12, 2000 request for rulings under ss. 368(a)(1)(C) of the Internal Revenue Code on behalf of the above-captioned taxpayers. The information submitted for consideration is summarized below.

     Acquiring is organized under the laws of State X and registered under the Investment Company Act of 1940 (the "1940 Act") as non-diversified, leveraged, closed-end management investment company. Acquiring has elected to be taxed as a regulated investment company ("RIC") under ss.ss. 851-855 of the Internal Revenue Code (the "Code"). Acquiring currently has outstanding voting common stock and two series of voting non-qualified preferred stock.

     Target Fund 1 is organized under the laws of State X and registered under the Investment Company Act of 1940 (the "1940 Act") as non-diversified, leveraged, closed-end management investment company. Target 1 has elected to be taxed as a regulated investment company ("RIC") under ss.ss. 851-855 of the Internal Revenue Code (the "Code"). Target Fund 1 currently has outstanding voting common stock and one series of voting non-qualified preferred stock.

     Target Fund 2 is organized under the laws of State X and registered under the Investment Company Act of 1940 (the "1940 Act") as non-diversified, leveraged, closed-end management investment company. Target Fund 2 has elected to be taxed as a regulated investment company ("RIC") under ss.ss. 851-855 of the Internal Revenue Code (the "Code"). Target Fund 2 currently has outstanding voting common stock and one series of voting non-qualified preferred stock.

     Acquiring, Target Fund 1 and Target Fund 2 (the "Funds") share the same investment objective, which is to provide shareholders with current income exempt from Federal income tax. Each Fund seeks to achieve its investment objective by investing primarily in a portfolio of long-term, investment grade municipal obligations the interest on which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax ("Municipal Bonds"). Under normal circumstances, each Fund invests at least 80% of its assets in municipal obligations with remaining maturities of one year or more that are covered by insurance guaranteeing the timely payment of principal at maturity and interest when due. Except during temporary defensive periods, each Fund will invest at least 80% of its total assets in Municipal Bonds.

     Acquiring, Target Fund 1 and Target Fund 2 (Target Fund 1 and Target Fund 2 are sometimes hereinafter referred to as "Target Funds") have entered into an agreement and plan of reorganization for what are represented to be valid business reasons. Pursuant to the agreement, the transaction consists of the following steps:

(1) Each Target Fund will transfer all of its assets and liabilities to Acquiring in exchange for an equal value of newly issued Acquired common voting stock and non-qualified preferred voting stock.

(2) Target Funds will distribute to their shareholders all of the Acquiring stock received in the transaction. Each Target Fund shareholder will receive shares of Acquiring on a pro rata basis.

(3) Target Funds will liquidate and dissolve in accordance with the laws of State X, and terminate their registration under the 1940 Act.

     After the transaction, Acquiring may sell up to 66% of the assets received in the transaction to unrelated parties, and will reinvest the proceeds consistent with its investment objectives and policies.

     The following representations have been made in connection with the proposed transaction:

(a) The fair market value of the Acquiring stock received by each Target Fund shareholder will be approximately equal to the fair market value of the Target Fund stock surrendered in the exchange.

(b) There is no plan or intention by Target Fund shareholders who own 5 percent or more of a Target Fund's stock, and to the best of the knowledge of the management of each Target Fund, there is no plan or intention on the part of any other shareholders of a Target Fund to sell, exchange, or otherwise dispose of a number of shares of Acquiring stock received in the Reorganization that would reduce such Target Fund shareholders' ownership of Acquiring stock to a number of shares having a value, as of the date of the Reorganization, of less than 50 percent of the value of all of the formerly outstanding stock of the relevant Target Fund as of the same date. For purposes of this representation, shares of Target Fund stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of Acquiring stock will be treated as outstanding stock of such Target Fund on the date of the Reorganization. Moreover, shares of Target Fund stock and shares of Acquiring stock held by Target Fund shareholders and otherwise sold, redeemed, or disposed of prior to or subsequent to the Reorganization will be considered in making this representation. Each Target Fund represents that it is publicly traded and, therefore, may appropriately make this representation with respect to its 5 percent shareholders rather than one percent shareholders per Rev. Proc. 86-42.

(c) Acquiring will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by each Target Fund immediately prior to the Reorganization. For purposes of this representation, amounts paid by a Target Fund to dissenters, amounts used by a Target Fund to pay its reorganization expenses, amounts paid by a Target Fund to shareholders who receive cash or other property, and all redemptions and distributions (except for regular, normal dividends) made by a Target Fund immediately preceding the transfer will be included as assets of a Target Fund held immediately prior to the transaction.

(d) Acquiring has no plan or intention to reacquire any of its stock issued in the transaction.

(e) Acquiring has no plan or intention to sell or otherwise dispose of any of the assets of Target Funds acquired in the transaction, except for dispositions made in the ordinary course of business.

(f) Target Funds will distribute to their shareholders the stock of Acquiring received pursuant to the Plan of Reorganization.

(g) The liabilities of Target Funds assumed by Acquiring and any liabilities to which the transferred assets of Target Funds are subject were incurred by Target Funds in the ordinary course of their businesses.

(h) Following the Reorganization, Acquiring will continue the historic business of each Target Fund or use a significant portion of each Target Fund's historic business assets in the continuing business.

(i) Target Funds, Acquiring and the shareholders of each Target Fund will pay their respective expenses, if any, incurred in connection with the Reorganization.

(j) There is no intercorporate indebtedness existing between any of the Target Funds and Acquiring that was issued, acquired, or will be settled at a discount.

(k) Target Funds and Acquiring qualify as regulated investment companies as defined in section 368(a)(2)(F) of the Code.

(1) The fair market value of the assets of each Target Fund transferred to Acquiring will equal or exceed the sum of the liabilities assumed by Acquiring, plus the amount of liabilities, if any to which the transferred assets are subject.

(m) Acquiring does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any stock of either Target Fund.

(n) Cash is being distributed to shareholders of Target Funds in lieu of fractional shares of Acquiring solely to save Acquiring the expense and inconvenience of issuing and transferring fractional shares, and such cash does not represent separately bargained for consideration in the Reorganization. The total cash consideration that will be paid in each transaction between Acquiring and a Target Fund to the respective Target Fund shareholders instead of issuing fractional shares of Acquiring stock will not exceed one percent of the total consideration that will be issued in the transaction to the Target Fund shareholders in exchange for their shares of Target Fund stock. The fractional share interests of each shareholder of Target Fund will be aggregated, and no Target shareholder will receive cash in an amount equal to or greater than the value of one full share of Acquiring stock.

(o) Target Funds are not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A).

(p) Target Funds and Acquiring have elected to be taxed as RICs under ss. 851, and for all of their taxable periods (including the last short taxable period ending on the date of Reorganization, for each Target Fund), have qualified for the special tax treatment afforded RICs under the Code. After the Reorganization, Acquiring intends to continue to so qualify.

(q) There is no plan or intention for Acquiring (the issuing corporation as defined in ss. 1.368-1(b)), or any person related (as defined in ss. 1.368-1
(e)(3)) to Acquiring, to acquire, during the five year period beginning on the date of the proposed transaction, with consideration other than Acquiring stock, Acquiring stock furnished in exchange for a proprietary interest in a Target Fund in the proposed transaction, either directly or through any transaction, agreement, or arrangement with any other person, except for cash distributed to the Target Fund's common shareholders in lieu of fractional shares of Acquiring common stock.

(r) During the five year period ending on the date of the proposed transaction: (i) neither Acquiring, nor any person related (as defined in ss. 1.368-1 (e)(3)) to Acquiring, will have acquired a Target Fund's stock with consideration other than Acquiring stock; (ii) No Target Fund, nor any person related (as defined in ss. 1-3681 (e)(3) determined without regard to ss. 1. 368-1 (e)(3)(i)(A)) to a Target Fund, will have acquired such Target Fund's stock with consideration other than Acquiring stock or the Target Fund's stock; and (iii) no distributions will have been made with respect to a Target Fund's stock (other than ordinary, normal, regular, dividend distributions made pursuant to target's historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person, except for a) cash paid to dissenters and b) distributions described in ss.ss. 852 and 4982 of the Code, as required for each Target Fund's tax treatment as a RIC.

(s) The aggregate value of the acquisitions, redemptions and distributions discussed in paragraphs (q) and (r), above, will not exceed 50 percent of the value (without giving effect to the acquisitions, redemptions and distributions) of the proprietary interest in any Target Fund on the effective date of the proposed transaction.

(t) The Acquiring preferred stock to be received by Target Fund 1 preferred shareholders in exchange for their Target Fund 1 preferred stock will be identical to the Target Fund 1 preferred stock exchanged.

(u) The Acquiring preferred stock to be received by Target Fund 2 preferred shareholders in exchange for their Target Fund 2 preferred stock will be identical to the Target Fund 1 preferred stock exchanged.

     Based solely upon the information and representations set forth above, we hold as follows:

(1) The acquisition by Acquiring of substantially all of the assets of each Target Fund solely for Acquiring voting stock and the assumption by Acquiring of the liabilities of each Target Fund, as described above, will qualify, in each instance, as a reorganization within the meaning of ss. 368(a)(1)(C) of the Code. "Substantially all" means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of each Target Fund. Acquiring and each Target Fund will be "a party to a reorganization" within the meaning of ss. 368(b).

(2) No gain or loss will be recognized by each Target Fund upon the transfer of substantially all their assets to Acquiring solely in exchange for Acquiring voting common stock and the assumption by Acquiring of the liabilities of each Target Fund (ss.ss. 357(a) and 361(a)).

(3) No gain or loss will be recognized by each Target Fund upon the distribution of such Acquiring stock to Target Fund shareholders (ss. 361(c)).

(4) Acquiring will not recognize any gain or loss on the receipt of the assets of the Target Funds, in each instance, in exchange for voting shares of Acquiring (ss. 1032(a)).

(5) The basis of Target Fund assets in the hands of Acquiring will be the same as the basis of those assets in the hands of the respective Target Fund immediately prior to the Reorganization (ss.362(b)).

(6) Acquiring's holding period for Target Fund assets acquired will include the period during which such assets were held by the respective Target Fund (ss. 1223(2)).

(7) No gain or loss will be recognized by the shareholders of Target Funds upon the receipt of common and non-qualified stock of Acquiring (including fractional share interests to which they may be entitled) solely in exchange for their Target Fund shares, as described above (ss. 354(a)(1)).

(8) The basis of the Acquiring shares (including fractional share interests to which they may be entitled) received by Target Fund shareholders will be the same as the basis of the Target Fund shares surrendered in exchange, therefor (ss. 358(a)(1)).

(9) The holding period of the Acquiring shares (including fractional share interests to which they may be entitled) received by Target Fund shareholders in exchange for their Target Fund shares will include the period during which the exchanged Target Fund shares were held, provided that the Target Fund shares are held as a capital asset in the hands of the Target Fund shareholders on the date of the exchange (ss. 1223(l)).

(10) The payment of cash to Target Fund shareholders in lieu of fractional shares of Acquiring will be treated as though the fractional shares were distributed as part of the Reorganization and then redeemed by Acquiring. The cash payment will be treated as a distribution in full payment for the fractional shares deemed redeemed under ss. 302(a), with the result that such Target Fund shareholders will have short-term or long-term capital gain or loss to the extent that the cash distribution differs from the basis allocable to their fractional shares.

(11) Pursuant to ss. 381(b) of the Code and ss. 1.381(a)-1 of the Income Tax Regulations, the tax year of each Target Fund will end on the date of the transfer.

(12) Acquiring will succeed to and take into account the items of Target described in ss. 381(c) of the Code, subject to the provisions and limitations specified in ss.ss. 381, 382, 383 and 384 of the Code and the regulations thereunder.

     No opinion is expressed about the federal income tax treatment of the proposed transaction under other provisions of the Code and regulations or about the tax treatment of any conditions existing at the time of, or effects resulting from, the proposed transaction that are not specifically covered by the above rulings.

     Except as expressly provided herein, no opinion is expressed or implied concerning the tax consequences of any aspect of any transaction or item discussed or referenced in this letter. Specifically, no opinion was requested, and none is expressed, about whether Acquiring or each Target Fund qualify as RICs that are taxable under Subchapter M, Part I of the Code.

     This ruling is directed only to the taxpayer(s) requesting it. Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.

     In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representative.

     A copy of this letter must be attached to any income tax return to which relevant.


                                        Sincerely,

                                        Associate Chief Counsel (Corporate)

                                        By:  /s/ Lewis K. Brickates
                                             -----------------------------
                                             Lewis K. Brickates
                                             Assistant to Chief, Branch 2